Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS
MULTIPLE SPONSORED RETIREMENT OPTIONS II
OPPORTUNITY PLUS
STATE UNIVERSITY OF NEW YORK
VOYA MAP PLUS NP^{SM}

**Supplement Dated June 15, 2021, to the Contract Prospectus and
Contract Prospectus Summary, each Dated May 1, 2021**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus and contract prospectus summary, as applicable.

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IMPORTANT INFORMATION ABOUT THE
BLACKROCK MID CAP DIVIDEND FUND (THE "FUND")

Effective August 31, 2021, the Board of Directors (the "Board") of BlackRock Mid Cap Dividend Series, Inc. (the "Corporation") recently approved certain changes to the Fund. In particular, the Board, approved a change in the name of the Corporation to "BlackRock Mid Cap Dividend Series, Inc." and a change in the name of the Fund.

Accordingly, effective August 31, 2021, all references in your contract prospectus and contract prospectus summary, as applicable, to "BlackRock Mid Cap Dividend Fund" are to be deleted and replaced with "BlackRock Mid Cap Value Fund."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***